Exhibit 21

Subsidiaries of the Registrant

(as of February 26, 2009)

Subsidiary Name	State or Country of Incorporation or Formation
Cincinnati Bell Telephone Company LLC	Ohio
Cincinnati Bell Telecommunications Services LLC	Ohio
Cincinnati Bell Extended Territories LLC	Ohio
Cincinnati Bell Entertainment Inc.	Ohio
Cincinnati Bell Wireless Company	Ohio
Cincinnati Bell Wireless LLC	Ohio
Cincinnati Bell Any Distance Inc.	Delaware
BRCOM Inc.	Delaware
Cincinnati Bell Technology Solutions Inc.	Delaware
GramTel Inc.	Virginia
IXC Internet Services, Inc.	Delaware
Mutual Signal Holding Corporation	Delaware
Mutual Signal Corporation	New York
Mutual Signal Corporation of Michigan	New York
MSM Assoc. Limited Partnership	Delaware
Cincinnati Bell Complete Protection Inc.	Ohio
MVNO Holdings LLC	Delaware
CB Funding LLC	Delaware
CBTS Software LLC	Delaware
Cincinnati Bell Shared Services LLC	Ohio
CBTS Canada Inc.	Canada
Cincinnati Bell Technology Solutions UK Limited	United Kingdom